June 12, 2009	William I. Intner
Partner
+1.410.659.2778
wiintner@hhlaw.com
BY EDGAR AND FACSIMILE

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549

Re:	American Public Education, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed: March 10, 2009 File No.: 001-33810
Dear Mr. Spirgel:
On behalf of American Public Education, Inc. (the “Company”), this letter is in response to your letter of comment dated May 29, 2009 to Mr. Wallace E. Boston, Jr., with respect to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).
On behalf of the Company, we respectfully submit the following responses of the Company with respect to each comment contained in the May 29, 2009 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response of the Company. The statement requested by the Staff is enclosed with this letter.
Form 10-K for the Fiscal Year ended December 31, 2008
Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K
Compensation Discussion and Analysis, page 14

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 12, 2009

Annual Incentive Cash Compensation, page 17
1.	We note your explanation of SSQ goals and financial performance goals on pages 17 and 18 and that each such component constitutes one-half of the payout under the Annual Incentive Compensation Plan; unless, however, the NEOs are able to exceed the budgeted adjusted EBITDA performance target by 20% and, in that case, the maximum bonus payout is based solely on exceeding the EBITDA performance target. To help investors readily understand the mechanics of how you calculate the payouts under your Annual Incentive Compensation Plan, in future filings, please consider using a chart, or other similar means, to illustrate how each NEO may receive his or her cash bonus under the SSQ and EBITDA components of your cash incentive plan.

The Company will revise its disclosures in future filings in response to the Staff’s comment.

2.	In the third paragraph of page 18, you disclose the budgeted adjusted EBITDA performance target for 2008. In future filings, if you continue to use a 30% growth in adjusted EBITDA over the prior year as a threshold (or other similar threshold) for paying out 50% of the financial performance component of your Annual Incentive Compensation Plan, please disclose exactly what EBITDA amount constitutes 30% growth over the prior year so that investors can readily understand your threshold performance targets.

The Company will revise its disclosures in future filings in response to the Staff’s comment.

3.	To further enhance your disclosure in future filings, please also disclose the exact amount of growth beyond the 30% level (or similar threshold) that is matched to a certain payment. As well, disclose the exact amount of payouts that are matched to certain levels of achievement between the budgeted EBITDA performance target and 20% beyond such target. In these disclosures, please consider using a chart, or other similar means, so that investors can easily understand how the level of achievement of a specific EBITDA amount matched with a certain payout.

The Company will revise its disclosures in future filings in response to the Staff’s comment.

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
June 12, 2009

4.	In the third full paragraph on page 20, you state that your NEOs achieved on average at least 100% of the baseline metrics of your SSQ goals and achieved all of your financial performance goals, including achieving beyond 20% of the adjusted EBITDA performance target for 2008 to earn the maximum bonus payout. In the Grants of Plan-Based Awards table on page 25, you show that the maximum amount that may be awarded to Ms. Gilbert and Mr. Leuba is $131,040 under the Annual Incentive Compensation Plan. However, in the Summary Compensation Table on page 24, Ms. Gilbert and Mr. Leuba earned $168,480 under the Annual Incentive Compensation Plan. Please reconcile the two disclosures.

The Company advises the Staff that an error was made in the presentation of information in the Summary Compensation Table. For the fiscal year ended December 31, 2008, Ms. Gilbert and Mr. Leuba each earned $131,040 of non-equity incentive plan compensation, which was the maximum cash amount payable to Ms. Gilbert and Mr. Leuba for 2008 performance under the Annual Incentive Compensation Plan. That is the number that should have been in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. The Company also advises the Staff that the error was also reflected in the “Total” column of the Summary Compensation Table. Ms. Gilbert’s total compensation for the fiscal year ended December 31, 2008 was $351,248. Mr. Leuba’s total compensation for the fiscal year ended December 31, 2008 was $361,316. The change in these numbers did not impact the determination of the Company’s named executive officers as set forth in the definitive proxy statement.
* * * *
Please direct any questions, comments and advice of the Commission Staff to William I. Intner at 410-659-2778 or Michael J. Silver at 410-659-2741.
Sincerely,
/s/ William I. Intner
William I. Intner

cc:	Wallace E. Boston, American Public Education, Inc. Harry T. Wilkins, American Public Education, Inc. Kathleen Krebs, SEC Special Counsel Ajay Koduri, SEC Staff Attorney

Statement of American Public Education
June 12, 2009

Re:	American Public Education, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed: March 10, 2009 File No.: 001-33810
American Public Education, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
AMERICAN PUBLIC EDUCATION, INC.

By:	/s/ Harry T. Wilkins

Harry T. Wilkins
Executive Vice President, Chief Financial
Officer and Treasurer